Exhibit 99.1

HEXO Corp. announces proposed public offering of common shares

Gatineau, QC (Jan. 21, 2019) - HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO) today announced that it will be filing a preliminary prospectus supplement (the “Preliminary Supplement”) to its amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”) relating to a proposed marketed public offering of common shares of the Company for gross proceeds of approximately C$50 million (the “Offering”). The Offering will be priced in the context of the market with the price and total size of the Offering to be determined at the time of entering into an underwriting agreement for the Offering.

The Company will also grant the underwriters for the Offering an over-allotment option to purchase up to an additional 15% of the common shares to be sold pursuant to the Offering. The over-allotment option will be exercisable for a period of 30 days after closing.

The Company will use the net proceeds from the offering for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies.

The Offering is being made through a syndicate of underwriters led by CIBC Capital Markets and BMO Capital Markets. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) in Canada and have been approved for listing and are expected to start trading on the NYSE American Exchange (“NYSE American”) in the United States on January 23, 2019, in each case under the ticker “HEXO”. Closing of the Offering will be subject to a number of customary conditions including, but not limited to, the listing of the common shares on the TSX and the NYSE American and any required approvals of each exchange.

The Preliminary Supplement will be filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. The Preliminary Supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System. The Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. Copies of the Preliminary Supplement and the Base Shelf Prospectus will be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the Registration Statement will be found on EDGAR at www.sec.gov. No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from CIBC Capital Markets, 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5, by telephone at

(416) 956-3636, by email at michelene.dougherty@cibc.ca or from BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by telephone at 905-791-3151 Ext. 4312 / 4322, or by email at torbramwarehouse@datagroup.ca and in the United States from CIBC Capital Markets, 425 Lexington Avenue, 5th floor, New York, NY, by telephone at (800) 282-0822, by email at useprospectus@cibc.com or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627, or by email at bmoprospectus@bmo.com.

About HEXO

HEXO Corp. is an award-winning consumer-packaged goods cannabis company that creates and distributes award-winning products to serve the global cannabis market. As one of the largest licensed cannabis companies in Canada, HEXO Corp. operates with over 1.3 million sq. ft. of facilities in Ontario and Quebec and a foothold in Greece with plans to establish a Eurozone processing, production and distribution centre. We serve the Canadian adult-use market under the HEXO brand while continuing to provide our medical cannabis clients with consistent access to Hydropothecary medical cannabis products.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the Offering and its terms, timing, potential completion and the use of proceeds of the Offering as well as statements regarding the Company’s future business plans. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying the conditions to closing of the Offering and the Company’s use of proceeds of the Offering may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Prospectus Supplement and the Base Shelf Prospectus and the Company’s Annual Information Form and other continuous disclosure filings incorporated by reference in the Base Shelf Prospectus, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

Kathy Chow

1-866-438-8429

invest@hexo.com

Media Relations:

Sarah Brown

media@hexo.com

Director:

Adam Miron

819-639-5498